UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Duolingo, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26603R106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG 2014 LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
1,024,675(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,024,675(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,024,675(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
PN

(1) Consists of 78,755 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 945,920 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held of record by CapitalG 2014 LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”) on November 12, 2021 and (ii) 945,920 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG 2014 GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
1,024,675(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,024,675(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,024,675(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Consists of 78,755 shares of Class A Common stock and 945,920 shares of Class B Common Stock held of record by CapitalG 2014 LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 945,920 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG 2015 LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
854,690(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
854,690(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
854,690(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
PN

(1) Consists of 65,689 shares of Class A Common stock and 789,001 shares of Class B Common Stock held of record by CapitalG 2015 LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 789,001 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG 2015 GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
854,690(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
854,690(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
854,690(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Consists of 65,689 shares of Class A Common stock and 789,001 shares of Class B Common Stock held of record by CapitalG 2015 LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 789,001 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

13		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG II LP
14		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
15		SEC USE ONLY

16		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	17	SOLE VOTING POWER
758,146(1)
	18	SHARED VOTING POWER
0
	19	SOLE DISPOSITIVE POWER
758,146(1)
	20	SHARED DISPOSITIVE POWER
0
21		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
758,146(1)
22	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
23		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%(2)
24		TYPE OF REPORTING PERSON (See Instructions)
PN

(1) Consists of shares of Class B Common Stock held of record by CapitalG II LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in

Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 758,146 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

25		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
CapitalG II GP LLC
26		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
27		SEC USE ONLY

28		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	29	SOLE VOTING POWER
758,146(1)
	30	SHARED VOTING POWER
0
	31	SOLE DISPOSITIVE POWER
758,146(1)
	32	SHARED DISPOSITIVE POWER
0
33		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
758,146(1)
34	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
35		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%(2)
36		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Consists of shares of Class B Common Stock held of record by CapitalG II LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 758,146 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Alphabet Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
2,637,511(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,637,511(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,637,511(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Consists of 144,444 shares of Class A Common stock and 2,493,067 shares of Class B Common Stock held of record by CapitalG 2014 LP, CapitalG 2015 LP and CapitalG II LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 2,493,067 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Alphabet Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
2,637,511(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,637,511(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,637,511(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Consists of 144,444 shares of Class A Common stock and 2,493,067 shares of Class B Common Stock held of record by CapitalG 2014 LP, CapitalG 2015 LP and CapitalG II LP. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, including at the affirmative written election of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class A Common Stock is entitled to one vote per share, whereas each share of Class B Common Stock is entitled to 20 votes per share.

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,796,838 shares of Class A Common Stock outstanding as of November 11, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) 2,493,067 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into shares of Class A Common Stock. The aggregate numbers of shares of Class B

Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.	(a)	Name of Issuer

Duolingo, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5900 Penn Avenue
Pittsburgh, PA 15206

Item 2.	(a)	Name of Person Filing

This statement is filed by the following entities (collectively, referred to as the “Reporting Persons”):

•	CapitalG 2014 LP, a Delaware limited partnership;
•	CapitalG 2014 GP LLC, a Delaware limited liability company;
•	CapitalG 2015 LP, a Delaware limited partnership;
•	CapitalG 2015 GP LLC, a Delaware limited liability company;
•	CapitalG II LP, a Delaware limited partnership;
•	CapitalG II GP LLC, a Delaware limited liability company;
•	Alphabet Holdings LLC, a Delaware limited liability company; and
•	Alphabet Inc., a Delaware corporation.

CapitalG 2014 GP LLC, the general partner of CapitalG 2014 LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2014 LP.

CapitalG 2015 GP LLC, the general partner of CapitalG 2015 LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2015 LP.

CapitalG II GP LLC, the general partner of CapitalG II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG II LP.

Alphabet Holdings LLC, the managing member of CapitalG 2014 GP LLC, CapitalG 2015 GP LLC and CapitalG II GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG LP, CapitalG 2015 LP and CapitalG II LP.  Each of Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043

(c)	Citizenship

See Row 4 of cover page for each Reporting Person.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

26603R106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof certain of the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibit No.	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 14, 2022.
99.2	Power of Attorney, dated February 7, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

CAPITALG 2014 LP

By: CapitalG 2014 GP LLC
       its General Partner

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

CAPITALG 2014 GP LLC

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

CAPITALG 2015 LP

By: CapitalG 2015 GP LLC
       its General Partner

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

CAPITALG 2015 GP LLC

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

CAPITALG II LP

By: CapitalG II GP LLC
       its General Partner

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

CAPITALG II GP LLC

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

ALPHABET HOLDINGS LLC

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact

ALPHABET INC.

By: /s/ Bryan Keighery
Name: Bryan Keighery
Title:   Attorney-in-fact